Exhibit 99.1

IMRIS reports shareholder vote results at annual meeting

WINNIPEG, May 14, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) has announced results of the shareholder vote at its 2014 annual general meeting held May 13, 2014 in Toronto.  The Company reported that a substantial majority of the shareholders approved the following management proposals:

•	Director nominees H. David Graves, Stephen Armstrong, Carey Diamond, William Fraser, James Hickey, Blaine Hobson, and Jay D. Miller were each re-elected to IMRIS' Board of Directors. Each director received at least 98.62 percent of the vote cast "For."
•	The re-appointment of Deloitte and Touche LLP as auditors of the company, with approximately 95.78 percent of the votes cast "For."

There were no shareholder proposals put forth.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 57 leading medical institutions around the world. For more information, visit www.imris.com.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Executive Vice President Finance and
Administration and Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

Jeffery Bartels
Director-Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 15:45e 14-MAY-14